

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

<u>Via E-Mail</u>
J A Kirk McKinnon
Chief Executive Officer
Energizer Resources, Inc.
520-141 Adelaide Street West
Toronto, Ontario
Canada M5H 3L5

     Re: Energizer Resources, Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012
           Filed March 4, 2013
           File No. 000-51151

Dear Mr. McKinnon:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012</u>

<u>General</u>

1. We note your response to comment 1 from our letter dated February 5, 2013 and we reissue the comment. In this regard we note your disclosure of an indicated and inferred resource on page 9 of your amended filing.

2. Additionally, we note that you disclose economic indicators in your amended filing that are based on resources and a preliminary economic assessment. Only economic indicators associated with the development of proven or probable reserves should be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove the financial information developed and/or derived from the possible development of your resources.

Item 7 – Management's Discussion and Analysis of Plan of Operation, page 35

3. We note your response to comment 10 in our letter dated February 5, 2013, and we partially reissue the comment. We note your revised disclosure on page 36 that you plan to incur approximately $3,000,000 - $5,000,000 on exploration up to June 30, 2013 on the Madagascar properties. Please describe in greater detail the planned exploration activities for the Madagascar properties, including the anticipated time frame for such activities.

Item 9A – Controls and Procedures, page 50

4. We reviewed your response to our prior comment 11. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us how the ineffective conclusion reached in management's report on internal control over financial reporting affected management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 54

5. We note your response to comment 12 in our letter dated February 5, 2013, and we reissue the comment. Please provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K.

Exhibits

6. We note your response to comments 14 and 15 in our letter dated February 5, 2013. Please file the Definitive Joint Venture Agreement in its entirety, including all schedules and annexes. We also note that Exhibits 10.5 and 10.6 appear to be mislabeled in the exhibit index. Please revise accordingly.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Contact John Coleman with any engineering questions at (202) 551-3610. Please contact Tiffany Piland at (202) 551-3589 or John Reynolds, Associate Director at (202) 551-3795 with any legal questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining